1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 27, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Reports Third Quarter EPS of NT$1.17

Hsin-Chu, Taiwan, R.O.C., October 27, 2011— TSMC today announced consolidated revenue of NT$106.48 billion, net income of NT$30.40 billion, and diluted earnings per share of NT$1.17 (US$0.20 per ADR unit) for the third quarter ended September 30, 2011.

Year-over-year, third quarter revenue decreased 5.1% while net income and diluted EPS decreased 35.2% and 35.3%, respectively. Compared to second quarter of 2011, third quarter of 2011 results represent a 3.6% decrease in revenue, and a 15.5% decrease in both net income and diluted EPS. All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.

In US dollars, third quarter revenue decreased 4.5% from the previous quarter and increased 4.0% year-over-year.

Gross margin for the quarter was 42%, operating margin was 29.7%, and net margin was 28.5%.

40-nanometer and 28-nanometer process technologies accounted for 27% of total wafer revenues, and 65-nanometer accounted for 27%. These advanced technologies accounted for 54% of total revenues.

“The outlook of the global economic condition continues to weaken, which has impacted the demand for our wafers in the fourth quarter of 2011. Relative to the third quarter, all major segments are expected to decline, except for the communication segment, thanks to the strength in the demand for smartphones,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “Based on our current business outlook and exchange rate assumption of 1 US dollar to 30.3 NT dollars, management expects overall performance for fourth quarter 2011 to be as follows”:

•	Revenue is expected to be between NT$103 billion and NT$105 billion;

•	Gross profit margin is expected to be between 43.5% and 45.5%;

•	Operating profit margin is expected to be between 30% and 32%.

TSMC’s 2011 third quarter consolidated results :

(Unit: NT$ million, except for EPS)

	3Q11 Amount*		3Q10 Amount		YoY Inc. (Dec.) %	2Q11 Amount		QoQ Inc. (Dec.) %
Net sales	106,483		112,247		(5.1)	110,509		(3.6)

Gross profit	44,770		56,125		(20.2)	50,856		(12.0)

Income from operations	31,598		43,066		(26.6)	37,866		(16.6)

Income before tax	32,160		49,675		(35.3)	39,055		(17.7)

Net income	30,395		46,940		(35.2)	35,950		(15.5)

EPS (NT$)	1.17	**	1.81	***	(35.3)	1.39	****	(15.5)

*	2011 third quarter figures have not been approved by Board of Directors
**	Based on 25,924 million weighted average outstanding shares
***	Based on 25,918 million weighted average outstanding shares
****	Based on 25,924 million weighted average outstanding shares

# # #

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-926-026632 E-Mail: pdkramer@tsmc.com	Ophelia Chang Specialist PR Department Tel: 886-3-563-6688 Ext. 7125786 Mobile: 886-988-930039 E-Mail: lwchangj@tsmc.com